

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

February 14, 2008

Mr. Allan J. Korn
Chief Executive Officer
Sparta Surgical Corporation
5445 DTC Parkway, Suite 520
Greenwood Village, CO 80111

> **RE: Sparta Surgical Corporation**
> **Form 10-KSB for the fiscal year ended February 28, 2007**
> **Forms 10-QSB for the quarters ended March 31, and**
>   **August 31, and November 30, 2007**
> **File No. 1-11047**

Dear Mr. Korn:

 We have reviewed your letter dated on January 24, 2008 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Allan J. Korn
Sparta Surgical Corporation
February 14, 2008
Page 2

Form 10-KSB/ A for the fiscal year ended February, 28, 2007

Item 14. Controls and Procedures, page 24

1.   Please refer to prior comment 8. We note your revised disclosures in which your
        certifying officers have concluded your controls and procedures are "adequate".
        It does not appear that your certifying officers have reached a conclusion that
        your disclosure controls and procedures are effective. Please confirm that your
        controls and procedures were effective and revise future filings to address your
        officers' conclusions regarding the effectiveness (rather than adequacy) of your
        disclosure controls and procedures.

Note 6 – Gain on Extinguishment of Debt, page 22

2.   Please refer to prior comment 2. We note that you included a legal opinion
        regarding the expiration of the statute of limitations on certain payables. Please
        revise the filing to provide a consent from Boutrin Dentino that allows you to
        include this report with your Form 10-KSB.

Form 10-QSB for the quarter ended November 30, 2007

Item 3. Controls and Procedures, page 15

3.   We note that your certifying officers disclose their conclusions as to the
        effectiveness of your disclosure controls and procedures "within 90 days of the
        filing date of this report." However, Item 307 of Regulation S-B requires that
        your certifying officers disclose their conclusions regarding the effectiveness of
        your disclosure controls and procedures "as of the end of the period covered by
        the report." Please confirm that management assessed your controls and
        procedures as of the end of the period covered by the report and that management
        concluded your controls and procedures were effective as of the end of period
        covered by this report. Additionally, please revise future filings accordingly.

Form 10-KSB/ A for the fiscal year ended February, 28, 2007, Forms 10-QSB /A for the
quarters ended March 31, and August 31, 2007 and Form 10-QSB for the quarter ended
November 30, 2007

Exhibit 31 and Exhibit 32

4.   We note that your certifications were dated December 27, 2007 and January 9,
        2008, and your Form 10-KSB and Forms 10-QSB were filed on January 31, 2008.
        Please amend your Form 10-KSB and Forms 10-QSB to included currently dated
        certifications.

5.	Additionally, the certification furnished as Exhibit 31 for the fiscal year ended February 28, 2007 was not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31 pursuant to Part III.E of Release No. 8238. Accordingly, please ensure that your amended Exhibit 31 certifications are furnished in the form currently set forth in Item 601(b) (31) of Regulation S-B.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Branch Chief